File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
               (Name of company or companies filing this statement
                   and address of principal executive offices)


                                  Gail A. Siart
                                    Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
                     (Name and address of agent for service)

            The Commission is requested to mail copies of all orders,
                         notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-5389


Item 1. DESCRIPTION OF PROPOSED TRANSACTION

        A. Request for Authority for the Company to Guarantee Unitil Service's Obligations Under the Lease

     Unitil Corporation, a New Hampshire corporation (the "Company"), and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby files this Declaration on Form U-1 (the "Declaration") seeking authorization from the Securities and Exchange Commission (the "Commission") under Section 12 of the Act and Rule 45 thereunder in connection with the Company's guarantee of the obligations of its service company subsidiary, Unitil Service Corp. ("Unitil Service"), under a lease agreement between Unitil Realty Corp., a wholly-owned subsidiary of the Company ("Unitil Realty"), as lessor, and Unitil Service, as lessee.

     The former corporate headquarters of Unitil Service in Exeter, New Hampshire were taken by eminent domain by the State of New Hampshire in February, 1995, necessitating relocation to a new corporate headquarters. In August 1996, Unitil Realty completed construction of a new corporate office facility for Unitil Service in Hampton, New Hampshire (the "Facility") at a cost of approximately $9,000,000. The Facility consists of a 42,000 square foot Class A office building, a 400 square foot maintenance facility, and a parking lot for approximately 200 cars, all situated on a 12.2 acre tract of land in the Liberty Lane business park in Hampton, New Hampshire. Unitil Service is the only tenant of the Facility.

     Unitil Service occupied the Facility in August, 1996, and is currently paying rent under the terms of the 1987 lease governing its lease of the former office building, as amended. The 1987 lease provides for payment by Unitil Service to Unitil Realty at cost. Unitil Realty and Unitil Service have now negotiated a new long-term lease for the Facility (the "1996 Lease"). The 1996 Lease provides for payment by Unitil Service to Unitil Realty at cost, in accordance with the Act and the rules promulgated thereunder. The term of the 1996 Lease is 20 years from the date of execution, which is expected to be on or about June 15, 1997. Unitil Service also will have the right to extend the term of the lease in accordance with the terms of the 1996 Lease. (A draft form of the 1996 Lease is attached as Exhibit B-1.)

     Unitil Realty has received a commitment from American United Life Insurance Company ("American United") to provide long-term debt financing for the Facility totaling $7,500,000 (the "Financing") at an annual interest rate of 8.05%. The Financing will replace the short-term borrowings through which Unitil Realty is currently financing a portion of its ownership of the Facility as authorized by the Commission (HCAR No. 35-26328, July 11, 1995), and provide permanent financing for the Facility. The term of the Financing is 20 years, and will be amortized based on level monthly principal and interest payments over the 20 year life of the loan (self-liquidating). (A copy of the commitment letter between American United, the Company and Unitil Realty is attached as Exhibit B-2.)

     In order for Unitil Realty to obtain the most favorable financing rate, American United requires that the Company guarantee Unitil Service's obligations under the 1996 Lease, (the "Guarantee"). The Guarantee covers Unitil Service's obligations under the 1996 Lease. Under the 1996 Lease, Unitil Service is obligated to pay rent payments covering the cost of principal and interest to Unitil Realty, return on equity for Unitil Realty and certain other expenses such as property taxes, insurance, utilities, repairs, maintenance, leasehold improvements and alterations. The estimated aggregate net present value of these payments does not exceed $12,000,000.

     The Company hereby requests authorization from the Commission to issue a guarantee to Unitil Realty of Unitil Service's obligations under the 1996 Lease in an amount up to $12,000,000, in connection with the Financing of the Facility.

        B. Involvement of UNITIL System Companies with Exempt Wholesale Generators and Foreign Utility Companies

     Neither the Company nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used by the Company nor any subsidiary thereof to acquire any securities of, or any interest in, an EWG or a FUCO. Moreover, neither the Company nor any subsidiary thereof is, or as a consequence of the proposed transaction will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction agreement with any EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. All applicable requirements of Rule 53(a)-(c), 17 C.F.R. ss.250.53(a), (b) and (c) are satisfied as required by Rule 54 and, in any event, the Company does not own any interest in any EWG or FUCO.

Item 2. FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Company expected to be paid or incurred, directly or indirectly, in connection with the transactions described in this Declaration are estimated as follows:

     Legal fees.............................................$ *

     Miscellaneous..........................................$ *

            Total...........................................$ *

* To be filed by amendment.

Item 3.           APPLICABLE STATUTORY PROVISIONS

     The Company considers that acting as guarantor for the obligations of Unitil Service as set forth in Item 1 hereof is subject to Sections 12(b) and 12(f) of the Act and Rule 45 thereunder. Unitil Realty is not seeking approval for the permanent financing of the Headquarters, pursuant to the exemption in Rule 52(b).

     It is expected that the proposed transaction will be carried out in accordance with procedure specified in Rule 23 and pursuant to an order of the Commission in respect thereto.

     To the extent that the transactions described in this Declaration are considered by the Commission to require authorization, approval or exemption under any section of the Act or the rules thereunder other than those specifically referred to in this Declaration, the Company hereby requests such authorization, approval or exemption.

Item 4. REGULATORY APPROVALS

     The proposed transaction is not subject to the jurisdiction of any state commission or any federal commission other than the Commission.

Item 5. PROCEDURE

     It is requested that the Commission issue and publish no later than May 9, 1997, the requisite notice under Rule 23 with respect to the filing of this Declaration, such notice to specify a date not later than June 2, 1997, as the date after which an order granting and permitting this Declaration to become effective may be entered by the Commission and that the Commission enter not later than June 6, 1997, an appropriate order granting and permitting this Declaration to become effective.

     The Company respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

        a.       Exhibits

        B-1      Draft Form of Lease between Unitil Realty and Unitil Service

        B-2      Letter of Financing Commitment from American United

        F-1      Opinion of Counsel (to be filed by amendment)

        G-1      Financial Data Schedule

        H-1      Proposed Form of Public Notice


        b.       Financial Statements

        (1)      Unitil Corporation and Subsidiary Companies
                 Consolidated Balance Sheets, December 31, 1996
                 (incorporated by reference to the Form 10-K of Unitil Corp. filed on March 31, 1997 (File No. 1-8858))

        (2) Unitil Corporation and Subsidiary Companies Consolidated Statements of Earnings, December 31, 1996 (incorporated by reference to the Form 10-K of Unitil Corp. filed on March 31, 1997 (File No. 1-8858))

        (3)      Unitil Corporation and Subsidiary Companies
                 Notes to Consolidated Financial Statements
                 (incorporated by reference to the Form 10-K of
                 Unitil Corp. filed on March 31, 1997 (File No. 1-
                 8858))


Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Declaration involve a "major Federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. None of the transactions that are the subject of this Declaration will result in changes in the operation of the company that will have an impact on the environment. The Company is not aware of any Federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this Declaration.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Unitil Corporation

                                     By:     /s/ Gail A. Siart
                                             Gail A. Siart
                                             Secretary and Treasurer
                                               Unitil Corporation



Date:  April 30, 1997